Exhibit 99.1

Globavend Holdings Limited Enters Into a US$20,000,000 Equity Line of Credit Facility to be Registered on Form F-1

PERTH, AUSTRALIA, March 18, 2024 – Globavend Holdings Limited (Nasdaq: GVH) (the “Company” or “Globavend”), an emerging e-commerce logistics provider, is pleased to announce that it has entered into a US$20,000,000 equity purchase agreement (the “Equity Purchase Agreement”) with Square Gate Capital Master Fund, LLC – Series 1 (“Square Gate”), as well as a registration rights agreement (“Registration Right Agreement”) related thereto. Pursuant to the terms of the Registration Rights Agreement, the Company will register the Company’s ordinary shares (the “Shares”) issuable to Square Gate under the Equity Purchase Agreement for public resale.

Globavend will have the right, but not the obligation, to sell to Square Gate up to US$20,000,000 worth of its Shares at Globavend’s sole discretion over the next 36 months, subject to certain conditions precedent and other limitations. Square Gate will have the obligation to purchase the Shares a price determined in accordance with certain formulas set forth in the Equity Purchase Agreement and subject to certain dollar caps.

Wai Yiu Yau, CEO of Globavend stated “This equity line facility provides Globavend with a viable long-term platform to grow its existing operations, expand its e-commerce logistics services into different verticals of the logistics supply chain, enhance its business presence in Australia, New Zealand and Hong Kong, and capitalize on other potential business opportunities. We are always mindful of the best interests of our shareholders and are committed to deliver solid financial performance for the company in 2024 and beyond.”

About Globavend Holdings Limited

Globavend Holdings Limited is an emerging e-commerce logistics provider offering end-to-end logistics solution in Hong Kong, Australia and New Zealand. The Company’s customers are primarily enterprise customers, being e-commerce merchants, or operators of e-commerce platforms, in providing business-to-consumer (B2C) transactions. As an e-commerce logistics provider, the Company provides integrated cross-border logistics services from Hong Kong to Australia and New Zealand, where it provides customers with a one-stop solution, from pre-carriage parcel drop off to parcel consolidation, air-freight forwarding, customs clearance, on-carriage parcel transportation and delivery.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the Company’s proposed transaction and the future potential of the Company. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed transaction discussed above will be completed on the terms described or achieve the objectives contemplated. Our ability to utilize the financing platform effectively and successfully are subject to numerous factors, many of which are beyond the control of the Company, including, without limitation, the failure of customary conditions precedent and the risk factors and other matters set forth in our annual report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

For investor and media inquiries, please contact:

Company Info:

Globavend Holdings Limited

Wai Yiu Yau, Chairman and CEO

project@globavend.com 61 08 6141 3263